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[CINRAM LOGO]

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3



NEWS RELEASE
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


                   CINRAM INTERNATIONAL INCOME FUND ANNOUNCES
                          CHANGES TO BOARD OF TRUSTEES

TORONTO, ON -- August 17, 2006 -- Cinram International Income Fund (the "Fund") (TSX: CRW.UN) today announced the resignations of Norman May and Peter White from the Board of Trustees of the Fund.

The Fund today also announced the appointment of Dave Rubenstein to its Board of Trustees. Mr. Rubenstein is President & Chief Executive Officer of Cinram International Inc.


ABOUT CINRAM

Cinram International Inc., an indirect wholly-owned subsidiary of the Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with applicable securities commissions. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.



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For further information, please contact:

Debra Chan
Tel: (416) 298-8190
debrachan@cinram.com